                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             CLIFFS DRILLING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00018682C1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                          CAMBRIDGE INVESTMENTS LIMITED
                              600 Montgomery Street
                                   27th Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 627-3017
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                 January 2, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

-----------------------                                       -----------------
CUSIP No. 00018682C1                                     13D
-----------------------                                       -----------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments Limited
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                00
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S.A.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   486,800 shares of Common Stock (See Item 5)
BENEFICIALLY   |     |   -----------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   0
 REPORTING     |     |   -----------------------------------------------------
PERSON WITH    |  9  |   SOLE DISPOSITIVE POWER
               |     |   486,800 shares of Common Stock (See Item 5.)
               |     |   -----------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          486,800 shares of Common Stock (See Item 5.)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.5% of Common Stock  (See Item 5)
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IA
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 2 of 8 Pages

                                  SCHEDULE 13D


                  This Schedule 13D is being filed on behalf of Cambridge Investments Limited, a California corporation, registered as an investment advisor in the State of California, regarding shares of Cliffs Drilling Company acquired on behalf of certain of its clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $0.01 par value

                  Issuer:       Cliffs Drilling Company
                                1200 Smith Street, Suite 300
                                Houston, Texas 77002
                                Tel. No. (713) 651-9426


Item 2.           Identity and Background

                  Cambridge Investments Limited, a California corporation ("Cambridge"), is registered as an investment advisor in the State of California and provides investment management services to private individuals and institutions. Cambridge's contracts with its clients generally provide that Cambridge is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent Cambridge determines that it is appropriate to utilize its own portfolio management capabilities. Cambridge is located at 600 Montgomery Street, San Francisco, California 94111. Cambridge has not been convicted in a criminal proceeding during the last five (5) years. Cambridge is not, and during the past five (5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. John R. Tozzi ("Mr. Tozzi") is the sole shareholder, director and principal of Cambridge. His business address is 600 Montgomery Street, San Francisco, California 94111. Mr. Tozzi's principal occupation is investment management and he is a United States citizen. During the past five years, Mr. Tozzi has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.



                                Page 3 of 8 Pages

Item 3.           Source and Amount of Funds

                  Cambridge, through Cambridge Energy, L.P. ("CELP"), Cambridge Energy Fund International Ltd. ("CEF"), Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International Fund, Ltd. ("COG Int'l) and Palamundo LDC ("Palamundo") (collectively, the "Funds"), has invested approximately $16,554,330.50 in Common Stock of the Issuer as described in Item 5 below. CELP, CEF, COG, COG Int'l and Palamundo have invested approximately $6,890,578.54, $6,610,945.05, $2,783,744.05, $95,475.36 and $173,587.50, respectively. The source of these funds was the respective working capital of each of the Funds.


Item 4.           Purpose of the Transaction

                  Cambridge, through the Funds, has acquired shares of Common Stock reported in Item 5(c) hereof over the last sixty (60) days, and prior thereto, for portfolio investment purposes only, and does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Cambridge reserves the right to acquire, or dispose of, additional securities of the Issuer or any of its securities in the ordinary course of business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, Cambridge does not have plans or proposals which would result in any of the following:

                    1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                    2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                    3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                    4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

                    5) any material change in the present capitalization or dividend policy of the Issuer;

                    6) any other material change in the Issuer's business or corporate structure;

                    7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                                Page 4 of 8 Pages

                    8) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                    9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to
                         Section 12(g)(4) of the Exchange Act; or

                    10)  any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer

                  (a) Cambridge is the beneficial owner of 486,800 shares of Common Stock, or 6.5% shares of the shares outstanding. Of the 486,800 shares of Common Stock described above, (i) 232,400 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (ii) 201,458 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (iii) 46,600 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 2,500 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l; and (v) 3,842 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the managed account of Palamundo.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership of Cambridge on January 2, 1997 is based on 7,453,804 outstanding shares of the Issuer's Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1996.

                  (b) Cambridge has the sole power to vote and dispose of the shares of Common Stock held for the institutional accounts of the Funds mentioned above.

                  (c) The transactions in the Issuer's securities by Cambridge over the last sixty (60) days are listed in Annex A attached hereto and made a part hereof.

                  (d) The Funds, respectively, have the right to participate in the receipt of dividends from, or proceeds from the sale of securities held on behalf of such funds.

                  (e) Not Applicable.




                                Page 5 of 8 Pages

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

        Not Applicable.


Item 7. Material to be Filed as Exhibits

        Not Applicable

                                Page 6 of 8 Pages

                                     ANNEX A

-------------------------------------------------------------------------------------------------------------------------------
        DATE                  TRANS                     SHARES                    PRICE                    ACCOUNT
                              (A/D)
-------------------------------------------------------------------------------------------------------------------------------
       1/2/97                   D                       18,000                   63.2500                     CEF
-------------------------------------------------------------------------------------------------------------------------------
       1/2/97                   A                       6,500                    63.2500                     CELP
-------------------------------------------------------------------------------------------------------------------------------
       1/2/97                   A                       18,000                   63.2500                     COG
-------------------------------------------------------------------------------------------------------------------------------
       1/3/97                   D                       2,600                    62.7500                     CELP
-------------------------------------------------------------------------------------------------------------------------------
       1/3/97                   A                       2,600                    62.7500                     COG
-------------------------------------------------------------------------------------------------------------------------------
       1/6/97                   D                       2,000                    63.1250                     CELP
-------------------------------------------------------------------------------------------------------------------------------
       1/6/97                   A                       2,500                    63.4250                     CELP
-------------------------------------------------------------------------------------------------------------------------------
       1/6/97                   A                       4,500                    63.1250                     COG
-------------------------------------------------------------------------------------------------------------------------------
      1/27/97                   A                       5,000                    67.2500                     CEF
-------------------------------------------------------------------------------------------------------------------------------
       2/3/97                   D                       7,600                    68.2500                     CELP
-------------------------------------------------------------------------------------------------------------------------------
       2/3/97                   A                       7,600                    68.2500                     COG
-------------------------------------------------------------------------------------------------------------------------------
      2/10/97                   A                       6,000                    50.1417                     CEF
-------------------------------------------------------------------------------------------------------------------------------
      2/10/97                   A                       7,500                    50.1417                     CELP
-------------------------------------------------------------------------------------------------------------------------------
      2/10/97                   A                       1,500                    50.1417                     COG
-------------------------------------------------------------------------------------------------------------------------------
      2/28/97                   D                       3,042                    46.3750                     CEF
-------------------------------------------------------------------------------------------------------------------------------
       3/1/97                   A                       3,042                    43.7500                  Palamundo
-------------------------------------------------------------------------------------------------------------------------------
       3/3/97                   A                       3,700                    43.7500                     CEF
-------------------------------------------------------------------------------------------------------------------------------
       3/3/97                   A                       3,800                    43.9000                     CEF
-------------------------------------------------------------------------------------------------------------------------------
       3/3/97                   A                       2,500                    43.7500                     COG
-------------------------------------------------------------------------------------------------------------------------------
       3/4/97                   A                       19,500                   44.8750                     CEF
-------------------------------------------------------------------------------------------------------------------------------
       3/4/97                   A                       6,500                    44.8750                     COG
-------------------------------------------------------------------------------------------------------------------------------
       3/4/97                   A                       4,000                    44.8750                  COG Int'l
-------------------------------------------------------------------------------------------------------------------------------
       3/7/97                   D                       1,500                    56.0833                  COG Int'l
-------------------------------------------------------------------------------------------------------------------------------
      3/13/97                   A                       20,300                   50.6250                     CEF
-------------------------------------------------------------------------------------------------------------------------------
      3/13/97                   A                       24,800                   50.6250                     CELP
-------------------------------------------------------------------------------------------------------------------------------
      3/13/97                   A                        800                     50.6250                  Palamundo
-------------------------------------------------------------------------------------------------------------------------------



                                Page 7 of 8 Pages

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 20, 1997


                                              CAMBRIDGE INVESTMENTS LIMITED


                                         By:  /s/ John R. Tozzi
                                              -------------------------------
                                              John R. Tozzi,
                                              President

                                Page 8 of 8 Pages